UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 11, 2017, Top Ships Inc. (the "Company") entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Crede CG III, Ltd. ("Crede"), pursuant to which the Company may sell up to $25,000,000 million of shares of its common stock, par value $0.01 (the "Offered Shares") to Crede over a period of 24 months, subject to certain limitations. In consideration for entering into the Purchase Agreement, the Company has also agreed to issue up to $500,000 of shares of its common stock, par value $0.01 to Crede as a commitment fee (the "Commitment Shares," and together with the Offered Shares, the "Shares").
Crede has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement.  The offer and sales of securities incident to the Purchase Agreement were effected pursuant to our shelf registration statement on Form F-3 (File No. 333-215577).
This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities.  Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-215577), including a base prospectus, relating to the securities being offered has been filed with the U.S. Securities and Exchange Commission ("SEC") and declared effective. A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from TOP Ships, Inc. 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece, Attention: Investor Relations.
The disclosures in this Form 6-K are merely a summary and are subject to the provisions of the Purchase Agreement which is attached to this report on Form 6-K as Exhibit 1.1 and is incorporated herein by reference.
Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the Shares.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: December 11, 2017	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer

Exhibit 1.1

COMMON STOCK PURCHASE AGREEMENT

          COMMON STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of-------- December 11, 2017, by and between TOP SHIPS, INC., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Company"), and CREDE CG III, LTD., an exempted company incorporated under the laws of Bermuda (the "Investor").  Capitalized terms used herein and not otherwise defined herein are defined in Section 10 hereof.

          WHEREAS, the parties desire that, upon the terms and subject to the conditions and limitations set forth herein, the Company may issue and sell to the Investor, and the Investor shall thereupon purchase from the Company, up to $25,000,000 worth of newly issued shares of the Company's common stock ("Common Stock"), par value $0.01 per share ("Share");

WHEREAS, in partial consideration for the Investor's execution and delivery of this Agreement, the Company is causing its transfer agent to issue to the Investor the Commitment Shares in accordance with the terms and subject to the conditions of this Agreement; and

WHEREAS, the issuance of the Commitment Shares and the offer and sale of the Purchase Shares hereunder have been registered by the Company in the Registration Statement, which has been declared effective by order of the Commission under the Securities Act.

          NOW THEREFORE, the Company and the Investor hereby agree as follows:

1.	PURCHASE OF COMMON STOCK.

          Upon the terms and subject to the conditions and limitations of this Agreement, the Company, in its discretion, may issue and sell to the Investor up to $25,000,000 (the "Total Commitment") worth of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock (the "Aggregate Limit") by the delivery to the Investor of separate Request Notice as provided in Section 1(c) hereof. The aggregate of all Request Amounts shall not exceed the Aggregate Limit.

          (a)          Commencement of Purchases of Common Stock.  After the Commencement Date (as defined below), the purchase and sale of Purchase Shares hereunder shall occur from time to time upon written notices by the Company to the Investor on the terms and conditions as set forth herein following the satisfaction of the conditions (the "Commencement") as set forth in Sections 6 and 7 below (the date of satisfaction of such conditions, the "Commencement Date").

          (b)          Current Report; Prospectus Supplement.  As soon as practicable, the Company shall file with the Commission (i) a report on Form 6-K relating to the transactions contemplated by, and describing the material terms and conditions of, this Agreement (the "Current Report"), and (ii) a Prospectus Supplement pursuant to Rule 424(b) under the Securities Act specifically relating to the transactions contemplated by, and describing the material terms and conditions of, this Agreement, containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rule 430B under the Securities Act, and disclosing all information relating to the transactions contemplated hereby required to be disclosed in the Registration Statement and the Prospectus as of the Effective Date, including, without limitation, information required to be disclosed in the section captioned "Plan of Distribution" in the Prospectus (the "Initial Prospectus Supplement"). The Current Report shall include a copy of this Agreement as an exhibit and shall be incorporated by reference in the Registration Statement and the Prospectus.

(c)          The Company's Right to Require Regular Purchases.  Subject to the terms and conditions of this Agreement, on any given Business Day after the Commencement Date, the Company shall have the right but not the obligation to direct the Investor by its delivery to the Investor of a Request Notice from time to time, and the Investor thereupon shall have the obligation, to buy the number of Purchase Shares specified in such notice, up to a total value of Purchase Shares  on such Business Day (as long as such notice is delivered on or before 5:00 p.m. Eastern time on such Business Day) equal to (i) if the VWAP1 of the first 30 minutes of trading is equal to or lower than the VWAP1 of the Business Day immediately prior to the Purchase Date, the greater of (A) 10% of the US Dollar value traded of the Common Stock on the Principal Market on the Business Day immediately prior to the Purchase Date or (B) 10% of the US Dollar value traded of the Common Stock on the Principal Market on the Purchase Date,  or (ii) if the VWAP1 of the first 30 minutes of trading  on the Purchase Date is higher than the VWAP1 of the Business Day immediately prior to the Purchase Date, the greater of (A) 20% of the US Dollar value traded of the Common Stock on the Principal Market on the Business Day immediately prior to the Purchase Date or (B) 20% of the US Dollar value traded of the Common Stock on the Principal Market on the Purchase Date; provided that in each case, the Company and the Investor may agree upon a different number of Purchase Shares (each such purchase, a "Regular Purchase") at the Purchase Price on the Purchase Date. Subject to the conditions contained in Section 7, the Company may deliver additional Request Notices to the Investor from time to time so long as the most recent purchase has been completed. The share amounts in the first sentence of this Section 1(b) shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split, or other similar transaction.

          (d)          Purchaser Confirmation; Settlement. The Investor shall deliver to the Company, via facsimile transmission or e-mail, not later than 8:00 p.m. (New York time) on the Purchase Date, a Purchaser Confirmation, substantially in the form attached hereto as Exhibit A (the "Purchaser Confirmation"), which shall specify (i) the total amount requested to be purchased by the Investor on the applicable Settlement Date, (ii) the total number of Purchase Shares, if any, to be purchased by the Investor in respect of the applicable Request Notice, (iii) the lowest VWAP during the applicable Purchase Period, (iv) a report of sales completed by the Investor during the Purchase Date and (v) the applicable price per Purchase Share at which Purchase Shares are to be purchased by the Investor in respect of the applicable Request Notice. The payment for, against subsequent delivery of, Purchase Shares in respect of each Request Notice shall be settled on the same day the Investor received the Purchase Shares (the "Settlement Date"). On each Settlement Date, the Company shall, or shall cause its transfer agent to, electronically transfer the Purchase Shares purchased by the Investor by crediting the Investor's or its designee(s) account at DTC through its Deposit/Withdrawal at Custodian (DWAC) system, which Purchase Shares shall be freely tradable and transferable and without restriction on resale, against prior payment therefor, to the Company's designated account by wire transfer of immediately available funds.

(e)          Blackout Periods.   Notwithstanding any other provision of this Agreement, the Company shall not deliver any Request Notice or otherwise offer or sell Shares to the Investor, and the Investor shall not be obligated to purchase any Shares pursuant to this Agreement, (i) during any period in which the Company is, or may be deemed to be, in possession of material non-public information, (ii) at any time from and including the date (each, an "Announcement Date") on which the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations (each, an "Earnings Announcement") through and including the time that is 24 hours after the time that the Company files (a "Filing Time") a Report on Form 6-K or an Annual Report on Form 20-F that includes consolidated financial statements as of and for the same period or periods, as the case may be, covered by such Earnings Announcement, or (iii) at any time from and including the date on which the Company shall publicly announce a reverse stock split of its Common Stock through and including the date that is one day after the date on which such reverse stock split becomes effective.

1 Rounded up to the second decimal

(f)          Records of Purchases.  The Investor and the Company shall each maintain records showing the remaining Available Amount at any given time and the dates and purchase amounts for each purchase, or shall use such other method reasonably satisfactory to the Investor and the Company to reconcile the remaining Available Amount.

(g)          Taxes.  The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any shares of Common Stock to the Investor made under this Agreement.

(h)          Beneficial Ownership Limitation.  The Investor shall have no obligation to purchase and shall not purchase any shares of Common Stock under this Agreement if such shares proposed to be issued and sold, when aggregated with all other shares of Common Stock then owned beneficially (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Investor and its affiliates would result in the beneficial ownership by the Investor and its affiliates of more than 9.99% of the then issued and outstanding shares of Common Stock.

2.          BUYER'S REPRESENTATIONS AND WARRANTIES.

The Investor represents and warrants to the Company that as of the date hereof, the Commencement Date and as of each Purchase Date:

(a)          Organization and Standing of the Investor. The Investor is an exempted company duly organized and validly existing under the laws of Bermuda, and has the requisite organizational power and authority to own its properties and to carry on its business as now being conducted.

(b)          Authorization and Power. The Investor has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to purchase the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Investor and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Investor, its Board of Directors or stockholders is required. This Agreement has been duly executed and delivered by the Investor. This Agreement constitutes a valid and binding obligation of the Investor enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

(c)          No Conflicts. The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated herein do not and shall not (i) result in a violation of such Investor's charter documents, bylaws or other applicable organizational instruments, (ii) conflict with, constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Investor is a party or is bound, (iii) create or impose any lien, charge or encumbrance on any property of the Investor under any agreement or any commitment to which the Investor is party or under which the Investor is bound or under which any of its properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Investor or by which any of its properties or assets are bound or affected, except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Investor to enter into and perform its obligations under this Agreement in any material respect. The Investor is not required under federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Shares in accordance with the terms hereof.

(d)          Information.  All materials relating to the business, financial condition, management and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Investor have been furnished or otherwise made available to the Investor or its advisors. The Investor and its advisors have been afforded the opportunity to ask questions of representatives of the Company. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Investor understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement. The Investor is aware of all of its obligations under U.S. federal and applicable state securities laws and all rules and regulations promulgated thereunder in connection with this Agreement and the transactions contemplated hereby and the purchase and sale of the Securities.

(e)          No Governmental Review.  The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

(f)          Validity; Enforcement.  This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to (i) general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and (ii) public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation) with regards to indemnification, contribution or exculpation. The execution and delivery of the Transaction Documents by the Investor and the consummation by it of the transactions contemplated hereby and thereby do not conflict with the Investor's certificate of organization or operating agreement or similar documents, and do not require further consent or authorization by the Investor, its managers or its members.

 (g)          No Prior Short Selling.  The Investor represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Investor, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (i) "short sale" (as such term is defined in Section 242.200 of Regulation SHO of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock or any other Company's securities.

3.          REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to the Investor that as of the date hereof, the Commencement Date and as of each Purchase Date:

(a)          Organization and Qualification.  The Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns more than 50% of the voting stock or capital stock or other similar equity interests) are corporations or limited liability companies duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated or organized, and have the requisite corporate or organizational power and authority to own their properties and to carry on their business as now being conducted.  Each of the Company and its Subsidiaries is duly qualified as a foreign corporation or limited liability company to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing could not reasonably be expected to have a Material Adverse Effect.  As used in this Agreement, "Material Adverse Effect" means any material adverse effect on any of: (i) the business, properties, assets, operations, results of operations or financial condition of the Company and its Subsidiaries, if any, taken as a whole, or (ii) the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined in Section 3(b) hereof).

(b)          Authorization; Enforcement; Validity.  (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement each of the other agreements entered into by the parties on the Commencement Date and attached hereto as exhibits to this Agreement (collectively, the "Transaction Documents"), and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Commitment Shares and the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by the Company's Board of Directors or duly authorized committee thereof, do not conflict with the Company's Amended and Restated Articles of Incorporation (as amended through the date hereof) or Bylaws (as mended through the date hereof), and do not require further consent or authorization by the Company, its Board of Directors or its stockholders, (iii) this Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by the Company and (iv) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company, shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by (y) general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies and (z) public policy underlying any law, rule or regulation (including any federal or states securities law, rule or regulation) with regards to indemnification, contribution or exculpation.

(c)          Capitalization.  As of the date hereof, the authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Common Stock, par value $0.01, of which as of the date hereof, [_____] shares are issued and outstanding, (ii) 100,000 shares of preferred stock, par value $0.01 designated as Series D Preferred Shares are issued and outstanding and (iii) [______] warrants issued and outstanding, as of the date hereof.  All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and non-assessable.  Except as disclosed in Schedule 3(c) or in the SEC Documents (as defined below), no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, (i) there are no outstanding debt securities of the Company or any of its Subsidiaries, (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, (iii) there are no material agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except the Registration Rights Agreement), (iv) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (v) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement and (vi) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement.  The Company will furnish to the Investor upon Investor's written request copies of the Company's Amended and Restated Certificate of Incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's Bylaws, as amended and as in effect on the date hereof (the "Bylaws").

(d)          Issuance of Securities.  The Commitment Shares have been duly authorized and, upon issuance in accordance with the terms hereof, the Commitment Shares shall be (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issuance thereof.  Upon issuance and payment therefore in accordance with the terms and conditions of this Agreement, such Purchase Shares shall be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.

(e)          No Conflicts.  The  execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Purchase Shares) will not (i) result in a violation of the Certificate of Incorporation, including any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company, or the Bylaws or (ii) constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or result, to the Company's knowledge, in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market applicable to the Company or any of its Subsidiaries) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of defaults, terminations, amendments, accelerations, cancellations and violations under clause (ii) which could not reasonably be expected to result in a Material Adverse Effect.  A breach of the participation rights of the Securities Purchase Agreement dated February 17, 2017 shall not be considered a violation of Section 3(e) hereof.  Except as disclosed in Schedule 3(e), neither the Company nor its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation, including any Certificate of Designation, Preferences and Rights of any outstanding series of preferred stock of the Company, or Bylaws or their organizational charter or bylaws, respectively.  Except as disclosed in Schedule 3(e), neither the Company nor any of its Subsidiaries is in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible violations, defaults, terminations or amendments that could not reasonably be expected to have a Material Adverse Effect.  The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance, or regulation of any governmental entity, except for possible violations, the sanctions for which either individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.  Except as specifically contemplated by this Agreement, reporting obligations under the Exchange Act or as required under the Securities Act or applicable state securities laws or the filing of a Listing of Additional Shares Notification Form with the Principal Market, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof.  Except for reporting obligations under the Exchange Act, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Commencement Date.  Other than as disclosed, the Company is not subject to any notices or actions from or to the Principal Market and other than routine matters incident to listing on the Principal Market and not involving a violation of the rules of the Principal Market.  To the Company's knowledge, the Principal Market has not commenced any delisting proceedings against the Company.

(f)          SEC Documents; Financial Statements.  A registration statement covering the sale of the Securities and such number of additional Purchase Shares as reasonably determined by the Company has been declared effective under the Securities Act by the Commission and no stop order with respect to the registration statement is pending or threatened by the SEC, and the Securities are subject to such registration statement. The Company filed current Form 10 information with the Commission.  The Company has filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents").

(g)          Absence of Certain Changes.  Since December 31, 2016, there has been no material adverse change in the business, properties, operations, financial condition or results of operations of the Company or its Subsidiaries taken as a whole.

(h)          Acknowledgment Regarding Investor's Status.  The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities.  The Company further represents to the Investor that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

 (i)          Intellectual Property Rights. To the Company's knowledge, the Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (collectively, "Intellectual Property") necessary to conduct their respective businesses as now conducted, or to the extent that the failure to own, possess, license or otherwise hold adequate rights to use Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.  To the Company's knowledge, none of the Company's active and registered Intellectual Property will expire or terminate by the terms and conditions thereof within two years from the date of this Agreement which could reasonably be expected to have a Material Adverse Effect.  The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of any Intellectual Property of others and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding Intellectual Property, which could reasonably be expected to have a Material Adverse Effect.

(j)          Environmental Laws.  To the Company's knowledge, the Company and its Subsidiaries (i) are in material compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of the environment or human health and safety and with respect to hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all material permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in material compliance with all terms and conditions of any such permit, license or approval, except where, in each of the three foregoing clauses, the failure to so comply or receive such approvals could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k)          Title.  The Company has good and marketable title to all personal property owned by them that is material to the business of the Company free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Any real property and facilities held under lease by the Company, to the Company's knowledge, are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company.

(l)          Application of Takeover Protections.  The Company and its board of directors have taken or will take prior to the Commencement Date all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the state of its incorporation which is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and the Investor's ownership of the Securities.

(m)          Certain Fees.  Except for the placement fee payable by the Company to its placement agent in connection with the transactions contemplated by this Agreement, which shall be set forth in a separate engagement letter between the Company and such placement agent (a true and complete fully executed copy of which has heretofore been provided to the Investor), no brokers, finders or financial advisory fees or commissions is or shall be payable by the Company or any Subsidiary (or any of their respective affiliates) with respect to the transactions contemplated by this Agreement. Except as set forth in this Section 3(m) or as disclosed in Schedule 3(m), there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company, the Investor or the Broker-Dealer for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company's knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, stockholders, partners, employees, Subsidiaries or affiliates that may affect the FINRA's determination of the amount of compensation to be received by any FINRA member (including, without limitation, those FINRA members set forth on Schedule 3(m)) or person associated with any FINRA member in connection with the transactions contemplated by this Agreement.  Except as set forth in this Section 3(m) or as disclosed in Schedule 3(m), no "items of value" (within the meaning of FINRA Rule 5110) have been received, and no arrangements have been entered into for the future receipt of any items of value, from the Company or any of its officers, directors, stockholders, partners, employees, Subsidiaries or affiliates by any FINRA member (including, without limitation, those FINRA members set forth on Schedule 3(m)) or person associated with any FINRA member, during the period commencing 180 days immediately preceding the Effective Date and ending on the date this Agreement is terminated in accordance with Section 11(k), that may affect the FINRA's determination of the amount of compensation to be received by any FINRA member or person associated with any FINRA member in connection with the transactions contemplated by this Agreement.

4.          COVENANTS.

(a)          Filing of Form 6-K and Registration Statement.  The Company agrees that it shall, within the time required under the Exchange Act, file a Current Report on Form 6-K disclosing this Agreement and the transaction contemplated hereby.

(b)          Securities Compliance; FINRA Filing.

(i)          The Company shall notify the Trading Market, as required, in accordance with its rules and regulations, of the transactions contemplated by this Agreement, and shall take all necessary action, undertake all proceedings and obtain all registrations, permits, consents and approvals for the legal and valid issuance of the Securities to the Investor in accordance with the terms of this Agreement. Without limiting the generality of the foregoing, the Company shall take all reasonably necessary action, undertake all proceedings and obtain all registrations, permits, consents and approvals in order to (i) qualify the Securities for offering and sale to the Investor, or to obtain an exemption for the Securities to be offered and sold to the Investor and (ii) qualify the Securities for offer and resale by the Investor, or to obtain an exemption for the Securities to be offered and resold by the Investor, in each case under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Investor may reasonably designate, and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Securities (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Securities (but in no event for less than one year from the date of this Agreement).

(ii)          The Company shall (with the Investor's assistance) assist ViewTrade Securities, Inc., Member FINRA/SIPC ("ViewTrade"),with the preparation and filing with FINRA's Corporate Financing Department via the Public Offering System (not later than 24 hours after the Effective Date) of all documents and information required to be filed with FINRA pursuant to FINRA Rule 5110 with regard to the transactions contemplated by this Agreement (the "FINRA Filing"). In connection therewith, on the Effective Date, the Company shall pay to FINRA by wire transfer of immediately available funds the applicable filing fee with respect to the FINRA Filing, and the Company shall be solely responsible for payment of such fee.  The parties hereby agree to provide each other and ViewTrade all requisite information and otherwise to assist each other and ViewTrade in a timely fashion in order for ViewTrade to complete the preparation and submission of the FINRA Filing in accordance with this Section 4(b)(ii) and to assist ViewTrade in promptly responding to any inquiries or requests from FINRA or its staff. Each party hereto shall (A) promptly notify the other party and ViewTrade of any communication to that party or its affiliates from FINRA, including, without limitation, any request from FINRA or its staff for amendments or supplements to or additional information in respect of the FINRA Filing and permit the other party and ViewTrade to review in advance any proposed written communication to FINRA and (B) furnish the other party and ViewTrade with copies of all written correspondence, filings and communications between them and their affiliates and their respective representatives and advisors, on the one hand, and FINRA or members of its staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party and ViewTrade in doing, all things necessary, proper or advisable to obtain as promptly as practicable (but in no event later than 60 days after the Effective Date) written confirmation from FINRA to the effect that FINRA's Corporate Financing Department has determined not to raise any objection with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement; provided, however, that the Investor shall have no responsibility for the compliance or non-compliance of any Broker-Dealer with FINRA Rule 5110 and shall not be required to (x) disclose to FINRA or to any other governmental agency, person or entity any business, financial or other information that the Investor deems, in its sole and absolute discretion, to be proprietary, confidential or otherwise sensitive information, (y) amend, modify or change any of the terms or conditions of this Agreement or (z) otherwise take any other action, including, without limitation, modifying the amount of fees and commissions to be paid to the Broker-Dealer in connection with the transactions contemplated by this Agreement, in each case, in such a manner that would, in the Investor's sole and absolute discretion, render the terms and conditions of this Agreement or the transactions contemplated hereby to be no longer advisable to the Investor. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not pay any fees to ViewTrade in connection with any of the transactions contemplated by this Agreement, unless and until the parties hereto and ViewTrade shall have received written confirmation from FINRA to the effect that FINRA's Corporate Financing Department has determined not to raise any objection with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement.

(c)          Blue Sky. The Company shall take such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the initial issuance of the Securities to the Investor under this Agreement and (ii) any subsequent sale of the Securities by the Investor, in each case, under applicable securities or "Blue Sky" laws of the states of the United States in such states as is reasonably requested by the Investor from time to time, and shall provide evidence of any such action so taken to the Investor at its written request.

(d)          Listing.  The Company shall promptly secure the listing of all of the Securities upon each national securities exchange and automated quotation system that requires an application by the Company for listing, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) or traded and shall maintain such listing, so long as any other shares of Common Stock shall be so listed.  The Company shall use its reasonable commercial efforts to maintain the Common Stock's listing on the Principal Market.  Neither the Company nor any of its Subsidiaries shall take any action that would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market, unless the Common Stock is immediately thereafter traded on the New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, or the Nasdaq Global Market.  The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section.

(e)          Limitation on Short Sales and Hedging Transactions.  The Investor agrees that beginning on the date of this Agreement and ending on the date of termination of this Agreement as provided in Section 11(k), the Investor and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) "short sale" (as such term is defined in Section 242.200 of Regulation SHO of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock or any other Company's securities.

(f)          Compliance with Laws.

(i)          The Company shall comply (a) with all laws, rules, regulations, permits and orders applicable to the business and operations of the Company and its Subsidiaries, except as would not have a Material Adverse Effect and (b) with all applicable provisions of the Securities Act, the Exchange Act, the rules and regulations of the FINRA and the listing standards of the Trading Market.

(ii)          The Investor shall comply with all laws, rules, regulations and orders applicable to the performance by it of its obligations under this Agreement and its investment in the Securities, except as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Investor to enter into and perform its obligations under this Agreement in any material respect.  Without limiting the foregoing, the Investor shall comply with all applicable provisions of the Securities Act and the Exchange Act, including Regulation M thereunder, and any applicable securities laws of any non-U.S. jurisdictions. Neither the Investor nor any of its officers or directors will take, directly or indirectly, any action designed or intended to cause or to result in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Securities.

(g)          Issuance of Commitment Shares.  The Company shall issue to the Investor as consideration for the Investor entering into this Agreement (i) on the first Purchase Date, such number of shares of Common Stock that would have a value equivalent to Two Hundred Fifty Thousand Dollars ($250,000), (ii) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Twelve Million Five Hundred Thousand Dollars ($12,500,000), such number of shares of Common Stock that would have a value equivalent to One Hundred Thousand Dollars ($100,000), (iii) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Seventeen Million Five Hundred Thousand Dollars ($17,500,000), such number of shares of Common Stock that would have a value equivalent to One Hundred Thousand Dollars ($100,000), and (iv) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000), such number of shares of Common Stock that would have a value equivalent to Fifty Thousand Dollars ($50,000), in each case of clauses (i) through (iv), as such number of shares of Common Stock to be issued as consideration are calculated using the VWAP of the previous day to such applicable Purchase Date (the "Commitment Shares").  Upon Investor's execution and delivery of this Agreement, the Investor's irrevocable commitment pursuant to Section 1 hereof to purchase the Purchase Shares shall be deemed full and sufficient consideration for the Commitment Shares, and the Commitment Shares shall vest and be deemed to be earned as of the date that all parties enter into all Transaction Documents.

(h)          Due Diligence.  The Investor shall have the right, from time to time as the Investor may reasonably deem appropriate, to perform reasonable due diligence on the Company during normal business hours and subject to reasonable prior notice to the Company.  The Company and its officers and employees shall provide information and reasonably cooperate with the Investor in connection with any reasonable request by the Investor related to the Investor's due diligence of the Company, including, but not limited to, any such request made by the Investor in connection with the Commencement; provided, however, that at no time is the Company required or permitted to disclose material nonpublic information to the Investor or breach any obligation of confidentiality or non-disclosure to a third party or make any disclosure that could cause a waiver of attorney-client privilege.  Except as may be required by law, court order or governmental authority, each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information of such other party for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby.  Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party.

(i)          Broker/Dealer.  The Investor shall use one or more broker-dealers to effectuate all sales, if any, of the Securities that it may acquire or purchase from the Company pursuant to this Agreement which (or whom) shall be unaffiliated with the Investor and ViewTrade and not then currently engaged or used by the Company (collectively, the "Broker-Dealer").  The Investor shall provide the Company with all information regarding the Broker-Dealer reasonably requested by the Company.  The Investor shall be solely responsible for all fees and commissions of the Broker-Dealer, which shall not exceed customary brokerage fees and commissions.

5.          TRANSFER AGENT INSTRUCTIONS.

All of the Purchase Shares to be issued under this Agreement shall be issued without any restrictive legend unless the Investor expressly consents otherwise.  On each Purchase Date, the Company shall deliver to the Transfer Agent an instruction with respect to the issuance of the Purchase Shares, as described in Section 1.  On each relevant Purchase Date as described in Section 4(g), the Company shall deliver to the Transfer Agent an instruction with respect to the issuance of the Commitment Shares.

6.	CONDITIONS TO THE COMPANY'S RIGHT TO COMMENCE SALES OF SHARES OF COMMON STOCK UNDER THIS AGREEMENT.

The right of the Company hereunder to commence sales of the Purchase Shares is subject to the satisfaction of each of the following conditions on or before the Commencement Date and as of each Purchase Date:

(a)	The Investor shall have executed each of the Transaction Documents to which the Investor is a party and delivered the same to the Company;

(b)
A registration statement covering the sale of the Securities by the Investor shall have been declared effective under the Securities Act by the Commission and no stop order with respect to the registration statement shall be pending or threatened by the SEC; and

(c)          The Initial Prospectus Supplement shall have been filed with the SEC.

7.	CONDITIONS TO THE BUYER'S OBLIGATION TO MAKE PURCHASES OF SHARES OF COMMON STOCK.

The obligation of the Investor to buy Purchase Shares under this Agreement is subject to the satisfaction of each of the following conditions on or before the Commencement Date and as of each Purchase Date:

(a)          The Company shall have executed each of the Transaction Documents to which the Company is a party and delivered the same to the Investor;

(b)          The Company shall have issued to the Investor the Commitment Shares;
(c)          The Common Stock shall be authorized for quotation on the Principal Market;

(d)          The execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Commitment Shares and the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by the Company's Board of Directors or duly authorized committee thereof, do not conflict with the Company's Amended and Restated Articles of Incorporation (as amended through the date hereof) or Bylaws (as mended through the date hereof), and do not require further consent or authorization by the Company, its Board of Directors or its stockholders;

(e)          As of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting future purchases of Purchase Shares hereunder, [25,500,000] shares of Common Stock;

(f)          The Registration Statement covering the sale of (i) all of the Commitment Shares and (ii) such number of additional Purchase Shares as reasonably determined by the Company hall have been declared effective under the Securities Act by the SEC and no stop order with respect thereto shall be pending or threatened by the SEC.  The Company shall have made made all filings under applicable federal and state securities laws necessary to consummate the issuance of the Commitment Shares and the Purchase Shares pursuant to this Agreement in compliance with such laws;

(g)          No Event of Default has occurred and is continuing, or any event which, after notice and/or lapse of time, would become an Event of Default has occurred;

(h)          On or prior to the Commencement Date, the Company shall take all necessary action, if any, and such actions as reasonably requested by the Investor, in order to render inapplicable any control share acquisition, business combination, stockholder rights plan or poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the state of its incorporation, that is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and the Investor's ownership of the Securities; and

(i)          The Company shall not have issued any Common Stock or securities convertible or exchangeable into Common Stock for a period of 90 days immediately following the later of the date hereof or any Purchase Date, or within a 90-day period immediately prior to any Purchase Date except for (i) issuances pursuant to acquisitions, joint ventures, license arrangements, leasing arrangements and similar transaction arrangements, or (ii) the exercise of preexisting rights under financing agreements, including issuances pursuant to prior equity lines and warrants or preferred shares currently outstanding; provided, however, that the Company shall not have modified the terms of any financing agreements or warrants to increase the number of securities that are existing or reduce the conversion or exercise price, as applicable, except as provided in such financing agreements or warrants, or (iii) shares of Common Stock issued to affiliates of the Company.

8.	EVENTS OF DEFAULT.

An "Event of Default" shall be deemed to have occurred at any time as the following events occurs:

(a)          the effectiveness of the registration statement covering the sale of all of the Commitment Shares and such number of additional Purchase Shares as reasonably determined by the Company lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to the Investor for the sale of all of the Securities, and such lapse or unavailability continues for a period of ten (10) consecutive Business Days or for more than an aggregate of thirty (30) Business Days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement or the filing of a new registration statement; provided, however, that in connection with any post-effective amendment to such registration statement or filing of a new registration statement that is required to be declared effective by the SEC, such lapse or unavailability may continue for a period of no more than sixty (60) consecutive Business Days, which such period shall be extended for up to an additional thirty (30) Business Days if the Company receives a comment letter from the Commission in connection therewith;

(b)          the suspension of the Common Stock from trading for a period of one (1) trading day;

(c)          the delisting of the Common Stock from the Principal Market, and the Common Stock is not promptly thereafter trading on the New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, or the Nasdaq Global Market;

(d)          the Company's breach of any representation or warranty (as of the dates made), covenant or other term or condition under any Transaction Document if such breach could reasonably be expected to have a Material Adverse Effect and except only if such breach continues uncured for a period of at least twenty (20) Business Days;

(e)          if the Company pursuant to or within the meaning of any Bankruptcy Law; (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a Custodian of it or for all or substantially all of its and its Subsidiaries' property, or (D) makes a general assignment for the benefit of its creditors;

(f)          a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case, (B) appoints a Custodian of the Company or for all or substantially all of its and its Subsidiaries' property, or (C) orders the liquidation of the Company;

(g)          the Company ceases for more than one (1) Business Day to be eligible, through its Transfer Agent, to issue and transfer shares of Common Stock electronically to third parties via the DTC FAST Program of DTC's DWAC system but for any trading freeze that may be instituted in accordance with a reverse stock split; or

(h)          a default has occurred under any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any of its affiliates.

So long as an Event of Default has occurred and is continuing, the Company may not require and the Investor shall not be obligated or permitted to purchase any shares of Common Stock under this Agreement.

9.          INDEMNIFICATION.

(a)          Indemnification by the Company.  The Company shall indemnify and hold harmless the Investor, each of its directors, officers, partners, employees, investment managers, investment advisors and Affiliates, and each Person, if any, who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys' fees) to which the Investor and each such other Person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon (i) any violation of United States federal or state securities laws or the rules and regulations of the Trading Market in connection with the transactions contemplated by this Agreement by the Company or any of its Subsidiaries, affiliates, officers, directors or employees, (ii) any untrue statement or alleged untrue statement of a material fact contained, or incorporated by reference, in the Registration Statement or any amendment thereto or any omission or alleged omission to state therein, or in any document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact contained, or incorporated by reference, in the Prospectus, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or in any "issuer information" (as defined in Rule 433 under the Securities Act) of the Company, which "issuer information" is required to be, or is, filed with the Commission or otherwise contained in any Free Writing Prospectus, or any amendment or supplement thereto, or any omission or alleged omission to state therein, or in any document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (A) the Company shall not be liable under this Section 9(a) to the extent that a court of competent jurisdiction shall have determined by a final judgment (from which no further appeals are available) that such loss, claim, damage, liability or expense resulted directly and solely from any such acts or failures to act, undertaken or omitted to be taken by the Investor or such Person through its bad faith or willful misconduct, (B) the foregoing indemnity shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use in the Current Report or any Prospectus Supplement or Permitted Free Writing Prospectus, or any amendment thereof or supplement thereto, and (C) with respect to the Prospectus, the foregoing indemnity shall not inure to the benefit of the Investor or any such Person from whom the Person asserting any loss, claim, damage, liability or expense purchased Common Stock, if copies of all Prospectus Supplements required to be filed pursuant to Section 1(b), together with the Base Prospectus, were timely delivered or made available to the Investor pursuant hereto and a copy of the Base Prospectus, together with a Prospectus Supplement (as applicable), was not sent or given by or on behalf of the Investor or any such Person to such Person, if required by law to have been delivered, at or prior to the written confirmation of the sale of the Common Stock to such Person, and if delivery of the Base Prospectus, together with a Prospectus Supplement (as applicable), would have cured the defect giving rise to such loss, claim, damage, liability or expense.

(b)          Indemnification by the Investor.  The Investor shall indemnify and hold harmless the Company, each of its directors, officers, employees and affiliates, and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys' fees) to which the Company and each such other Person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Current Report, the Registration Statement or any Prospectus Supplement or Permitted Free Writing Prospectus, or in any amendment thereof or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, to the extent, but only to the extent, the untrue statement, alleged untrue statement, omission or alleged omission was made in reliance upon, and in conformity with, written information furnished by the Investor to the Company expressly for inclusion in the Current Report, the Registration Statement or such Prospectus Supplement or Permitted Free Writing Prospectus, or any amendment thereof or supplement thereto.

The Investor shall reimburse the Company and each such director, officer or controlling Person promptly upon demand for all legal and other costs and expenses reasonably incurred by the Company or such indemnified Persons in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding with respect to which it is entitled to indemnification.

(c)          Indemnification Procedures.  Promptly after a Person receives notice of a claim or the commencement of an action for which the Person intends to seek indemnification under Section 9, the Person will notify the indemnifying party in writing of the claim or commencement of the action, suit or proceeding; provided, however, that failure to notify the indemnifying party will not relieve the indemnifying party from liability under Section 9, except to the extent it has been materially prejudiced by the failure to give notice.  The indemnifying party will be entitled to participate in the defense of any claim, action, suit or proceeding as to which indemnification is being sought, and if the indemnifying party acknowledges in writing the obligation to indemnify the party against whom the claim or action is brought, the indemnifying party may (but will not be required to) assume the defense against the claim, action, suit or proceeding with counsel satisfactory to it.  After an indemnifying party notifies an indemnified party that the indemnifying party wishes to assume the defense of a claim, action, suit or proceeding, the indemnifying party will not be liable for any legal or other expenses incurred by the indemnified party in connection with the defense against the claim, action, suit or proceeding except that if, in the opinion of counsel to the indemnifying party, one or more of the indemnified parties should be separately represented in connection with a claim, action, suit or proceeding, the indemnifying party will pay the reasonable fees and expenses of one separate counsel for the indemnified parties.  Each indemnified party, as a condition to receiving indemnification as provided in Section 9, will cooperate in all reasonable respects with the indemnifying party in the defense of any action or claim as to which indemnification is sought.  No indemnifying party will be liable for any settlement of any action effected without its prior written consent.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested (by written notice provided in accordance with Section 11(f)) an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated hereby effected without its written consent if (i) such settlement is entered into more than forty-five (45) days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received written notice of the terms of such settlement at least thirty (30) days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of a pending or threatened action with respect to which an indemnified party is, or is informed that it may be, made a party and for which it would be entitled to indemnification, unless the settlement includes an unconditional release of the indemnified party from all liability and claims which are the subject matter of the pending or threatened action.

(d)          Miscellaneous. If for any reason the indemnification provided for in this Agreement is not available to, or is not sufficient to hold harmless, an indemnified party in respect of any loss or liability referred to in Section 9(a) or Section 9(b) as to which such indemnified party is entitled to indemnification thereunder, each indemnifying party shall, in lieu of indemnifying the indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such loss or liability, (i) in the proportion which is appropriate to reflect the relative benefits received by the indemnifying party, on the one hand, and by the indemnified party, on the other hand, from the sale of Securities which is the subject of the claim, action, suit or proceeding which resulted in the loss or liability or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above, but also the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to the statements or omissions which are the subject of the claim, action, suit or proceeding that resulted in the loss or liability, as well as any other relevant equitable considerations.

The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified Person at law or in equity.

10.          CERTAIN DEFINED TERMS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a)          "Available Amount" means initially Twenty-Five Million Dollars ($25,000,000) in the aggregate which amount shall be reduced by the Purchase Amount each time the Investor purchases shares of Common Stock pursuant to Section 1 hereof.

(b)          "Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

(c)          "Base Prospectus" shall mean the Company's prospectus, dated February 1, 2017, a preliminary form of which is included in the Registration Statement, including the documents incorporated by reference therein.

(d)          "Business Day" means any day on which the Principal Market is open for trading during normal trading hours (i.e., 9:30 a.m. to 4:00 p.m. Eastern Time), including any day on which the Principal Market is open for trading for a period of time less than the customary time.

(e)          "Confidential Information" means any information disclosed by either party to the other party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, prototypes, samples, plant and equipment), which is designated as "Confidential," "Proprietary" or some similar designation. Confidential Information may also include information disclosed to a disclosing party by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already in the possession of the receiving party at the time of disclosure by the disclosing party as shown by the receiving party's files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party's obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party's Confidential Information, as shown by documents and other competent evidence in the receiving party's possession; or (vi) is required by law to be disclosed by the receiving party, provided that the receiving party gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.

(f)          "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(g)          "DTC" means The Depository Trust Company, a subsidiary of The Depository Trust & Clearing Corporation, or any successor thereto.

(h)          "Effective Date" means the date of this Agreement.

(i)          "Free Writing Prospectus" shall mean a "free writing prospectus" as defined in Rule 405 promulgated under the Securities Act.

(j)          "Maturity Date" means the date that is twenty-four (24) months from the Commencement Date.

(k)          "Person" means an individual or entity including any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(l)          "Principal Market" means the Nasdaq Capital Market; provided however, that in the event the Company's Common Stock is ever listed or traded on the New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, then the "Principal Market" shall mean such other market or exchange on which the Company's Common Stock is then listed or traded.

(m)          "Prospectus" shall mean the Base Prospectus, as supplemented by any Prospectus Supplement, including the documents incorporated by reference therein.

(n)          "Prospectus Supplement" shall mean any prospectus supplement to the Base Prospectus (including the Initial Prospectus Supplement) filed with the Commission pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein.

(o)          "Purchase Amount" means, with respect to any particular purchase made hereunder, the portion of the Available Amount to be purchased by the Investor pursuant to Section 1 hereof as set forth in a valid Request Notice which the Company delivers to the Investor.

(p)          "Purchase Date" means with respect to any Regular Purchase made hereunder, the Business Day of receipt by the Investor of a valid Request Notice that the Investor is to buy Purchase Shares pursuant to Section 1(b) hereof.

(q)          "Purchase Period" means the nine (9) Business Days immediately prior to the Purchase Date.

(r)          "Purchase Price" means ninety-one percent (91%) of the lowest daily VWAP in the nine (9) Business Days immediately prior to the Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction) provided that in each case, the Company and the Investor may agree upon a higher Purchase Price.

(s)          "Purchase Shares" shall mean the shares of Common Stock to be purchased hereunder.

(t)          "Registration Statement" shall mean the registration statement on Form F-3, Commission File Number 333-215577, filed by the Company with the Commission under the Securities Act for the registration of shares of its Common Stock, including the Securities, as such Registration Statement may be amended and supplemented from time to time (including any related abbreviated registration statement to register additional shares of Common Stock filed by the Company pursuant to Rule 462(b) under the Securities Act), including all documents filed as part thereof or incorporated by reference therein, and including all information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430B under the Securities Act, including any comparable successor registration statement filed by the Company with the Commission under the Securities Act for the registration of shares of its Common Stock, including the Securities.

(u)          "Request Amount" means the actual amount of proceeds to be received by the Company pursuant to a Request Notice under this Agreement.

(v)          "Request Notice" means an irrevocable written notice that the Company may, from time to time in its sole discretion, provide to the Investor directing the Investor to buy Purchase Shares pursuant to Section 1(c) hereof as specified by the Company therein at the applicable Purchase Price on the Purchase Date.

(w)          "SEC" means the United States Securities and Exchange Commission.

(x)          "Securities" shall mean, collectively, the Shares and the Commitment Shares.

(y)          "Securities Act" means the Securities Act of 1933, as amended.

(z)          "Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the New York Stock Exchange, the NYSE MKT, the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any successors to any of the foregoing), whichever is at the time the principal trading exchange or market for the Common Stock.

(aa)          "Transfer Agent" means the transfer agent of the Company as set forth in Section 11(f) hereof or such other person who is then serving as the transfer agent for the Company in respect of the Common Stock.

(bb)          "VWAP" means, with respect to any Business Day, the volume weighted average price for the Common Stock traded on the Principal Market during normal trading hours on such Business Day (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

11.          MISCELLANEOUS.

(a)          Governing Law; Jurisdiction; Jury Trial.  This Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the County of New York, New York, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)          Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf (or other electronic reproduction) signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or PDF (or other electronic reproduction) signature.

(c)          Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)          Severability.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)          Entire Agreement.  This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters.  The Company acknowledges and agrees that is has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in this Agreement.

(f)          Notices.  Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) upon receipt, when sent by electronic message (provided the recipient responds to the message and confirmation of both electronic messages are kept on file by the sending party); or (iv) one (1) Business Day after timely deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str,
151 24, Marousi
Athens, Greece
Telephone: +011 30 210-812-8180
Fax:  +011 30 210-805-6441
E-mail: atsirikos@topships.org
Attention: Alexandros Tsirikos

With a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Telephone: (212) 574-1200
Fax: (212) 480-8421
E-mail: Wolfe@sewkis.com
Attention: Gary Wolfe, Esq.

If to the Investor:

Crede CG III, Ltd.
11601 Wilshire Blvd #1100
Los Angeles, CA 90025
Telephone: (310) 444-4346
Facsimile: (310) 444-4359
Email: Laura@credecg.com
Attention: Laura Robinette

With a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP
340 Madison Ave
New York, NY 10173
Telephone: (212) 547-5885
Fax: (212) 547-5444
E-mail: rcohen@mwe.com
Attention: Robert Cohen, Esq.

If to the Transfer Agent:

Computershare
8742 Lucent Blvd., Suite 225, Highlands Ranch, CO 80129
Telephone: (303) 262-0616
Fax: (303) 262-0610
Email:          Consuelo.Galicia@computershare.com
Attention: Consuelo Galicia

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party one (1) Business Day prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, and recipient facsimile number, (C) electronically generated by the sender's electronic mail containing the time, date and recipient email address or (D) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of receipt in accordance with clause (i), (ii), (iii) or (iv) above, respectively.

(g)          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, including by merger or consolidation.  The Investor may not assign its rights or obligations under this Agreement.

(h)          No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(i)          Public Disclosure.  The Company shall be entitled, without the prior approval of the Investor, to make any press release or other public disclosure (including any filings with the SEC) with respect to the transactions contemplated hereby as is required by applicable law and regulations.

(j)          Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)          Termination.  This Agreement may be terminated only as follows:

(i)          If pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case, a Custodian is appointed for the Company or for all or substantially all of its and its Subsidiaries' property, or the Company makes a general assignment for the benefit of its creditors (any of which would be an Event of Default as described in Sections 8(e) or 8(f) hereof), the Investor will have the right, by delivering a prior five (5) Business Days' notice to the Company, terminate this Agreement.

(ii)          The Company shall have the option to terminate this Agreement for any reason or for no reason upon sending to the Investor a one (1) Business Day prior notice without any liability whatsoever of either party to the other party under this Agreement.

(iii)           This Agreement shall automatically terminate on the date that the Company sells and the Investor purchases the full Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement.

(iv)          If by the Maturity Date for any reason or for no reason the full Available Amount under this Agreement has not been purchased as provided for in Section 1 of this Agreement, this Agreement shall automatically terminate on the Maturity Date, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement.

(v)          Except as set forth in Sections 11(k)(iii) and 11(k)(iv), any termination of this Agreement pursuant to this Section 11(k) shall be effected by written notice from the Company to the Investor, or the Investor to the Company, as the case may be, setting forth the basis for the termination hereof.

(vi)          No termination of this Agreement shall affect the Company's or the Investor's rights or obligations under this Agreement with respect to pending purchases and the Company and the Investor shall complete their respective obligations with respect to any pending purchases under this Agreement.

(l)          Fees.  Except as otherwise provided in this Agreement, each party shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by such party relating to or arising out of the transactions contemplated hereby.

(m)          No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(n)          Failure or Indulgence Not Waiver.  No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

[Signatures are on next page.]

IN WITNESS WHEREOF, the Investor and the Company have caused this Common Stock Purchase Agreement to be duly executed as of the date first written above.

THE COMPANY:

TOP SHIPS, INC.

By:	/s/ Alexandros Tsirikos
Name:	Alexandros Tsirikos
Title:	Chief Financial Officer

INVESTOR:

CREDE CG III, LTD.

By:	/s/ Terren Peizer
Name:	Terren Peizer
Title:	Chairman

EXHIBIT A TO THE
 COMMON STOCK PURCHASE AGREEMENT

 FORM OF REQUEST NOTICE
To:	LAURA ROBINETTE; cc. MICHAEL WACHS
E-mail:	laura@credecg.com; cc. michael@credecg.com

Reference is made to the Common Stock Purchase Agreement dated as of December 11, 2017, as amended, (the  "Purchase Agreement") between Top Ships Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Company"), and CREDE CG III, Ltd, a corporation incorporated under the laws of Bermuda.  Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement.
In accordance with and pursuant to Section 1(C) of the Purchase Agreement, the Investor has the obligation to acquire Company shares for total proceeds as indicated below.
Notice number:
Purchase Notice date
Shares to be acquired by the investor:
Purchase price (91% of lowest of 9 business days prior to date of notice or as otherwise agreed) ($) – rounded 2 decimals:
Total proceeds due to Company:
Equity line balance ($) after this notice:

By:
Name:	Alexandros Tsirikos
Title:	CFO

Email:	atsirikos@topships.org

INVESTOR CONFIRMATION

By:
Name:
Title:

Exhibit 5.1

Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 11, 2017

Top Ships Inc.
1 Vas. Sofias & Meg.
Alexandrou Street
151 24, Maroussi
Athens, Greece

Re: Top Ships Inc.

Ladies and Gentlemen:

We have acted as counsel to Top Ships Inc., a Marshall Islands corporation (the "Company"), in connection with (i) the offering (the "Offering") by the Company of up to $25,000,000 of shares of its common stock, par value $0.01 per share ("Common Shares") that the Company may issue and sell from time to time (the "Offered Shares") and up to $500,000 of Common Shares (the "Commitment Shares", and together with the Offered Shares, the "Shares"), which Shares include related preferred share purchase rights ("Preferred Share Purchase Rights"), in accordance with the terms of the Common Stock Purchase Agreement, dated December 11, 2017 between the Company and Crede CG III, Ltd. (the "Purchase Agreement"), (ii) the preparation of the registration statement on Form F-3 (No. 333-215577) (the "Registration Statement"), deemed effective by the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act") on February 1, 2017 and the prospectus included therein (the "Base Prospectus"), and (iii) the preparation of the prospectus supplement dated December 11, 2017 related to the Offering and filed with the Commission pursuant to Rule 424(b) under the Act (the "Prospectus Supplement," and together with the Base Prospectus, the "Prospectus").

In rendering this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the unanimous written consent of the Company's board of directors, dated November 28, 2017 related to the Offering; (ii) the Purchase Agreement; (iii) the Registration Statement; (iv) the Prospectus; (v) the Stockholders Rights Agreement dated as of September 22, 2016 (the "Rights Agreement") related to the Preferred Share Purchase Rights; and (vi) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents. As to various questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors and officers of the Company and others.

We have further assumed for the purposes of this opinion, without investigation, that (i) all documents contemplated by the Prospectus to be executed in connection with the Offering have been duly authorized, executed and delivered by each of the parties thereto other than the Company, and (ii) the terms of the Offering comply in all respects with the terms, conditions and restrictions set forth in the Prospectus and all of the instruments, agreements and other documents relating thereto or executed in connection therewith.

In connection with our opinion expressed below, we have assumed that, at or prior to the time of the delivery of any of the Shares, there will not have occurred any change in the law or the facts affecting the validity of the Shares.

With respect to the Shares, we have assumed that, as of each and every time any of the Shares are issued in accordance with the Purchase Agreement (except for the issuance of $500,000 of Commitment Shares on the date hereof), the Company will have a sufficient number of authorized and unissued Common Shares available for issuance under its Third Amended and Restated Articles of Incorporation, as amended.

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that:

1.	The Shares and the Preferred Share Purchase Rights have been duly authorized by the Company.

2.	The Shares, when issued, sold and paid for as contemplated in the Prospectus Supplement and Purchase Agreement, will be validly issued, fully paid and non-assessable.

3.
When the Shares are issued, sold and paid for as contemplated in the Prospectus Supplement and Purchase Agreement, the related Preferred Share Purchase Rights will constitute binding obligations of the Company in accordance with the terms of the Rights Agreement.

The foregoing opinions are subject in each case to applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent transfer, fraudulent conveyance or other similar laws affecting generally the enforceability of creditors' rights from time to time in effect and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law, including application of principles of good faith, fair dealing, commercial reasonableness, materiality, unconscionability and conflict with public policy and other similar principles.

This opinion is limited to the laws of the State of New York, the federal laws of the United States of America, and the laws of the Republic of the Marshall Islands as in effect on the date hereof.

We hereby consent to the incorporation by reference of this opinion into the Registration Statement and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement or Prospectus.

Very truly yours,

/s/ Seward & Kissel LLP